[redacted]

07023888

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

RECEIVED

16th May 2007

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited

I enclose for your attention a notification dated 16th May 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUN 0 1 2007
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

| | |
|---|---|
| **Company** | Jardine Matheson Hldgs Ld |
| **TIDM** | JAR |
| **Headline** | Director Declaration |
| **Released** | 11:03 16-May-07 |
| **Number** | 6910W |

**JARDINE MATHESON HOLDINGS LIMITED (the "Company")**

In compliance with LR 9.6.14R of the listing rules of the Financial Services Authority, we wish to advise that Adam Phillip Charles Keswick, Director of the Company, stepped down as a commissioner of PT Bank Permata Tbk ("Bank Permata"), a publicly quoted company. His resignation, as of 31st March 2007, was accepted at the annual general meeting of shareholders of Bank Permata held on 15th May 2007.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

16th May 2007

www.jardines.com

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